

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition II Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

Re: Roth CH Acquisition II Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 7, 2020
File No. 333-250937

Dear Mr. Roth:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement, we may have additional comments.

<u>Amendment No. 1 to Form S-1</u>

<u>Warrants, page 77</u>

1. Please revise your discussion of the warrants to clearly describe the exclusive forum provision of your warrant agreement filed as Exhibit 4.4 to the registration statement. Please also describe, here and in the risk factors section, any risks or other impacts on investors, such as increased costs to bring a claim and that the provisions may discourage claims or limit investors' ability to bring a claim in a judicial form they find favorable. Finally, please state whether or not the provision applies only to state law claims or also to Exchange Act and/or Securities Act claims, and address any uncertainty about enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction